July 25, 2005

Via Fax & U.S. Mail

Mail Stop 3561

Mr. Mitchell Francis, Chief Executive Officer
Tix Corporation
12001 Ventura Place, Suite 340
Studio City, California 91604

Re: 	Tix Corporation (the "Company")
      Form 10-KSB for the year ended December 31, 2004
      Form 10-QSB for the quarter ended March 31, 2005
      File No. 0-24592

Dear Mr. Francis:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Accounting Comments

December 31, 2004 Form 10-KSB

Management`s Discussion and Analysis

Tix4Tonight, page 14

1. You state that your business model was successfully validated by the performance of Tickets2Nite during 2003. Please support this assertion by expanding your disclosure to more fully describe your business model. In this regard, clarify how the amounts of ticket commissions and fees are determined. Also, discuss your business arrangements with the various Las Vegas shows, including whether you have exclusive arrangements with respect to the sale of same-day, half-price tickets for these shows and whether you assume any financial risk for unsold tickets. In addition, discuss the overall number of Las Vegas shows, the number of these shows for which you sell tickets, the average number of tickets remaining unsold at the beginning of the day of the performance, and the average number of these tickets you sell on that same day (i.e., your market share), and any other relevant information and/or trends that may affect your business.

Results of Operations, page 16

2. Since your reported revenues do not include the amounts for which the show tickets are sold, please delete the reference to a 25.7% gross margin with respect to your sales of show tickets. Disclosure of gross ticket sales should only be made in the context of specifically explaining how your revenues were generated. For example, you could disclose the specific amount of commissions you earned as a percentage of the gross tickets sales along with the amount of fees earned as a fixed amount per ticket sold. Also, in the event you continue to include disclosure of gross ticket sales, please clarify whether the gross ticket sales amount you disclose is based on a full-price or half-price ticket.

Liquidity and Capital Resources

Debentures Payable and Standby Equity Distribution Agreement, page
21

3. Your disclosure with respect to the Standby Equity Distribution Agreement should clearly state whether you have any present intent to sell stock to Cornell and should also state whether you have the current ability to do so (i.e., whether you have satisfied the required conditions).

Transactions with Primary Secured Lender, page 22

4. We note you expect to repay in full the Discounted Amount on or before December 1, 2006. In this regard, state the expected source of funding for this repayment.






Consolidated Financial Statements

Consolidated Balance Sheets, page 41

5. Supplementally tell us the nature of the $652,529 of liabilities related to your discontinued operations as of December 31, 2004.
If
these liabilities include the provision for loss with respect to your litigation with the Forum Shops, include appropriate disclosure to that effect.

Consolidated Statements of Operations, page 42

6. Gross ticket sales should not be disclosed on the face of your statements of operations. As noted in a previous comment, disclosure of gross ticket sales should only be made in the context of specifically explaining how your revenues were generated.

March 31, 2005 Form 10-QSB

7. Please also address our comments on your December 31, 2004 Form
10-
KSB to the extent they apply to your March 31, 2005 Form 10-QSB.



* * * * *

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.




	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


	You may contact Rob Perdue at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.


Sincerely,



							David R. Humphrey
							Branch Chief

Via Facsimile: Mr. Mitchell Francis
		(818) 761-1072